June 17, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Plus Therapeutics, Inc.
Registration Statement on Form S-1 submitted for filing on June 17, 2025
File No. 333-
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Plus Therapeutics, Inc. hereby requests for acceleration of the effective date of the above-referenced registration statement on Form S-1, as amended (the “Registration Statement”), so that it becomes effective as of 9:00 a.m. Eastern Time on Monday, June 23, 2025, or as soon thereafter as possible.

[Signature Page to Follow]

Very truly yours,

Plus Therapeutics, Inc.

By:	/s/ Andrew Sims
Name:	Andrew Sims
Title:	Chief Financial Officer

cc: Aaron M. Schleicher, Sullivan & Worcester LLP

[Signature Page to Acceleration Request]